Exhibit 99.1

NOT FOR DISTRIBUTION TO A US NEWSWIRE SERVICE OR FOR DISSEMINATION IN THE UNITED STATES

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C. V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

December 8, 2010

U.S. 20-F Registration: 000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange: DFL

CREAM MINERALS LTD. ANNOUNCES $5,000,000
BOUGHT DEAL PRIVATE PLACEMENT OFFERING,
ALLOWS MINCO OFFER TO EXPIRE

Vancouver, BC – December 8, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") announces that it has entered into an agreement with PowerOne Capital Markets Limited (the “Underwriter”), to act as sole underwriter on a bought deal basis, for a brokered private placement (the “Offering”) of 31,250,000 units (the “Units”) at $0.16 per Unit for aggregate gross proceeds to the Company of $5,000,000 with an over-allotment option exercisable by the Underwriter in its sole discretion at any time before the closing date of the Offering (the “Closing Date”) to increase the size of the Offering by up to $1,000,000.

Each Unit will consist of one common share of the Company (a “Common Share”) and one common share purchase warrant of Cream (a “Warrant”).  Each Warrant will entitle the holder thereof to acquire one Common Share of the Company at an exercise price of $0.24 per Common Share for a period of 24 months from the Closing Date.  However, if after four months and one day following the Closing Date, the Common Shares of the Company close on the TSX Venture Exchange at a price in excess of $0.60 per Common Share for 20 consecutive days, the Company will be able to accelerate the expiry of the Warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the Warrants.

The net proceeds from the Offering will be used by the Company for exploration of its natural resource properties and general and administrative expenditures.

In connection with the Offering, a cash commission of 8% of the aggregate gross proceeds arising therefrom will be paid to the Underwriter.  In addition, upon closing of the Offering the Underwriter will receive such number of warrants (the “Compensation Warrants”), equal to 10% of the total number of Units issued in connection with the Offering.  The Compensation Warrants will be exercisable at a price of $0.16 per Compensation Warrant for a period of 24 months from the Closing Date to acquire one Unit.

The private placement is subject to the approval of the TSX Venture Exchange.  Securities issued in the Offering will be subject to a four month hold period in Canada.  The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. persons, absent registration or an applicable exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Minco Offer

Cream has elected to allow the partial purchase, option and joint venture offer received from Minco Silver Corporation in respect of Cream’s Nuevo Milenio project to expire.  As previously announced, Minco had agreed to leave its offer open for acceptance for one day following the expiry of the unsolicited bid for Cream made by Endeavour Silver Corp.  That bid expired, without any take-up of shares by Endeavour, on December 6, 2010.

For further information, please contact:

Michael E. O'Connor

President & CEO

Robert Paul

Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and information within the meaning of applicable Canadian securities laws and the "safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Examples of such forward-looking information include, but are not limited to: whether the Offering is completed and the proposed use of proceeds from the Offering. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of the Company and the Underwriter to complete the Offering and receipt of all necessary approvals to the for the completion of the Offering. Although Cream believes that the expectations expressed in such forward looking statements are reasonable, there is no assurance that developments beyond its control will not result in Cream's expectations regarding such matters proving to be incorrect. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: risks and uncertainties relating to the Offering; the Underwriter’s ability to complete the Offering; changes in the business and affairs of Cream; a failure to receive all necessary governmental, regulatory and stock exchange approvals required by in connection with the Offering; inherent uncertainties involved in mineral resource estimates; fluctuations in interest rates and exchange rate; general economic conditions; competitive conditions in the businesses in which Cream operates; and changes in laws, rules and regulations applicable to Cream. Cream specifically disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Cream's views as of any date subsequent to the date of this news release.